1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	April 16, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$4.51

Hsinchu, Taiwan, R.O.C., April 16, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$310.60 billion, net income of NT$116.99 billion, and diluted earnings per share of NT$4.51 (US$0.75 per ADR unit) for the first quarter ended March 31, 2020.

Year-over-year, first quarter revenue increased 42.0% while net income and diluted EPS both increased 90.6%. Compared to fourth quarter 2019, first quarter results represented a 2.1% decrease in revenue and a 0.8% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $10.31 billion, which increased 45.2% year-over-year and decreased 0.8% from the previous quarter.

Gross margin for the quarter was 51.8%, operating margin was 41.4%, and net profit margin was 37.7%.

In the first quarter, shipments of 7-nanometer accounted for 35% of total wafer revenue and 10-nanometer process technology contributed 0.5% while 16-nanometer accounted for 19%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 55% of total wafer revenue.

“Our first quarter business declined less than seasonality, due to the increase in HPC-related demand and the continued ramp of 5G smartphones,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into second quarter 2020, we expect our revenue to be flattish, as weaker mobile product demand is expected to be balanced by continued 5G deployment and HPC-related product launches. Based on our current business outlook, management expects the overall performance for second quarter 2020 to be as follows”:

● Revenue is expected to be between US$10.1 billion and US$10.4 billion; And, based on the exchange rate assumption of 1 US dollar to 30.0 NT dollars,

● Gross profit margin is expected to be between 50% and 52%;

● Operating profit margin is expected to be between 39% and 41%.

TSMC’s 2020 first quarter consolidated results:

				(Unit: NT$ million, except for EPS)
	1Q20 Amount [a]	1Q19 Amount	YoY Inc. (Dec.) %	4Q19 Amount	QoQ Inc. (Dec.) %
Net sales	310,597	218,704	42.0	317,237	（2.1）
Gross profit	160,777	90,358	77.9	159,202	1.0
Income from operations	128,522	64,266	100	124,244	3.4
Income before tax	132,147	68,182	93.8	128,782	2.6
Net income	116,987	61,394	90.6	116,035	0.8
EPS (NT$)	4.51 [b]	2.37 [b]	90.6	4.47 [b]	0.8

a: 1Q2020 figures have not been approved by Board of Directors

b: Based on 25,930 million weighted average outstanding shares

About TSMC

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of about 13 million 12-inch equivalent wafers per year in 2020, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Agenda

• Welcome	Jeff Su
• Opening Remarks	Mark Liu
• 1Q20 Financial Results and 2Q20 Outlook	Wendell Huang
• Key Messages	C.C. Wei
	Wendell Huang
• Q&A	

© 2020 TSMC, Ltd 1 TSMC Property

Balance Sheets & Key Indices

Selected Items from Balance Sheets (In NT$ billions)	1Q20		4Q19		1Q19	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	561.55	24.0%	583.45	25.7%	760.25	34.7%
Accounts Receivable	146.42	6.2%	139.77	6.2%	106.74	4.9%
Inventories	78.28	3.3%	82.98	3.7%	108.68	5.0%
Long-term Investments	31.03	1.3%	30.17	1.3%	30.04	1.4%
Net PP&E	1,438.22	61.4%	1,352.38	59.7%	1,107.65	50.6%
Total Assets	**2,343.30**	**100.0%**	**2,264.81**	**100.0%**	**2,187.44**	**100.0%**
Current Liabilities	589.47	25.1%	590.74	26.1%	378.27	17.3%
Long-term Interest-bearing Debts	46.48	2.0%	25.10	1.1%	35.30	1.6%
Total Liabilities	**666.27**	**28.4%**	**642.71**	**28.4%**	**443.92**	**20.3%**
Total Shareholders' Equity	**1,677.03**	**71.6%**	**1,622.10**	**71.6%**	**1,743.52**	**79.7%**
Key Indices						
A/R Turnover Days	**42**		**41**		**49**	
Inventory Turnover Days	**53**		**55**		**79**	
Current Ratio (x)	**1.4**		**1.4**		**2.6**	
Asset Productivity (x)	**0.9**		**1.0**		**0.8**	

* Total outstanding shares were 25,930mn units at 3/31/20.

** Asset productivity = Annualized net revenue / Average net PP&E

© 2020 TSMC, Ltd

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TSMC Property